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                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

-------------------------------------------------------------------------------

                                  SCHEDULE 13G


                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              GROVE PROPERTY TRUST
                              --------------------
                                (Name of Issuer)


                                  COMMON SHARES
                         ------------------------------
                         (Title of Class of Securities)


                                   399613-10-8
                                 --------------
                                 (CUSIP Number)








                               DECEMBER 31, 1999.
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/  Rule 13d-1(b)

/ /  Rule 13d-1(c)

/ /  Rule 13d-1(d)


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CUSIP No.   399613-10-8
           --------------
 ...............................................................................
1.        Names of Reporting Persons.

          Cliffwood Partners, LLC


          I.R.S. Identification Nos. of above persons (entities only).

          95-464-8555
 ...............................................................................
2         Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
 ...............................................................................
3         SEC Use Only
 ......... .....................................................................
4         Citizenship or Place of Organization            United States
 ...............................................................................

Number of         5.  Sole Voting Power                  426,000
Shares          ...............................................................
Beneficially      6.  Shared Voting Power                None
Owned by        ...............................................................
Each              7.  Sole Dispositive Power             426,000
Reporting       ...............................................................
Person With       8.  Share Dispositive Power            None
 ...............................................................................
9.  Aggregate Amount Beneficially Owned by Each Reporting Person     426,000
 ...............................................................................
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
 ...............................................................................
11.  Percent of Class Represented by Amount in Row (9)      5.2%
 ...............................................................................
12.  Type of Reporting Person          IA
 ...............................................................................


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ITEM 1(a)         NAME OF ISSUER:

                  Grove Property Trust.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  598 Asylum Avenue,
                  Hartford,
                  Connecticut 06105.

ITEM 2(a)         NAME OF PERSON FILING:

                  Cliffwood Partners LLC.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONTE, RESIDENCE:

                  11726 San Vicente Boulevard,
                  Suite 600,
                  Los Angeles,
                  California 90049.

ITEM 2(c)         CITIZENSHIP:

                  United States.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Shares.

ITEM 2(e)         CUSIP NUMBER:

                  399613-10-8.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                  (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


                                       3
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                  (e)      /X/  An investment adviser in accordance with Section
                           240.13d-1(b)(1)(ii)(E);

                  (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

                  (g) / / A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

                  (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
                           (12 U.S.C. 1813);

                  (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j)      / /  Group, in accordance with Section 240.13d-1(b)
                           (1)(ii)(J).


ITEM 4.           OWNERSHIP.

                  Cliffwood Partners LLC beneficially owns 426,000 Common Shares of Grove Property Trust, which represents 5.2% of aggregate outstanding shares of that class. Cliffwood Partners LLC has sole power to vote or direct the vote of the entire holding and has sole power to dispose of or direct the disposal of the entire shareholding.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.


                                       4
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ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   02/07/00
                                          --------------------------------
                                                     Date


                                              /s/   Carl B. Tash
                                          --------------------------------
                                                    Carl B. Tash
                                               Chief Executive Officer




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